Exhibit 12.1

Buckeye Partners, L.P.
Computation of Ratio of Earnings to Fixed Charges
Dollars in Thousands

	2002	2003	2004	2005	2006
Earnings:
Income from continuing operations	$71,902	$30,154	$82,962	$99,958	$110,240
Equity income (greater than) less than distributions	—	—	—	(1,539)	596
Less: capitalized interest	(2,083)	(464)	(844)	(2,325)	(1,845)
Total earnings	69,819	29,690	82,118	96,094	108,991
Fixed Charges:
Interest and debt expense	20,527	22,758	27,614	43,357	52,113
Capitalized interest	2,083	464	844	2,325	1,845
Portion of rentals representing an interest factor	2,428	2,608	2,826	2,913	3,432
Total fixed charges	25,038	25,830	31,284	48,595	57,390
Earnings available for fixed charges	$94,857	$55,520	$113,402	$144,689	$166,381
Ratio of earnings to fixed charges	3.79	2.15	3.62	2.98	2.90